Exhibit 99.1

Appendix 4D

Half yearly preliminary final report

Period ending 31 December 2005

(Previous Corresponding Period: Period ending 31 December 2004)

For announcement to the market

Revenues from ordinary activities	up	2.6%	to	$1,784,080

(Loss) from ordinary activities after tax
attributable to members	up	43.3%	to	$(4,535,407)

Net (loss) for the period attributable
to members	up	43.3%	to	$(4,535,407)

No final dividend has been declared for the current year and no dividend was declared or paid for the previous year.

The net tangible assets (NTA) per security as at 31 December 2005 was $0.04, (2004: $0.03)

The accounts have been reviewed.

Dr. G. Collier

Managing Director

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304

Dear Shareholder,

We are pleased to present to you the half-yearly results to December 31, 2005, and report on the exciting progress in the clinical development, research and corporate activities of ChemGenex Pharmaceuticals.

As expected for a company moving into later stage clinical programs our expenditure increased in the half year ended December 31, 2005. The total loss for the period of $4.535 million was 43.3% higher than for the corresponding period last year ($3.165 million) after the adoption of AIFRS Accounting Standards. Revenue from ordinary activities of $1.784 million increased by 2.6% over the corresponding period last year ($1.739 million). Costs associated with the U.S. operations $2.385 million increased by 157.7% over the corresponding period last year ($0.925 million) reflecting increased expenditure associated with the ongoing cancer clinical programs. The costs associated with Australian research operations of $2.150 million decreased by 4.0% over the corresponding period last year ($2.240 million).

The half-year to December 31, 2005 saw the company continue to enhance its reputation as a leading international biopharmaceutical company at the forefront of targeted medicine. Our deep understanding of the underlying genetics of complex diseases, combined with our drug development expertise positions us well to improve the lives and clinical outcomes of patients by giving the right medicine to the right patient at the right time.

In the half-year to December 31 2005, we have been particularly excited by the clinical performance of Ceflatonin in the treatment of chronic myeloid leukemia (CML). The company’s alliance with Stragen Pharma has seen a consolidation of the clinical development strategy with ongoing clinical trials expanded into Europe and USA. These trials are focused on Gleevec-resistant patients who have a specific gene mutation (the T315I mutation) as well as patients generally resistant to current tyrosine kinase inhibitors. Patients with mutations cannot respond to Gleevec or other tyrosine kinase inhibitors, and are at considerable medical risk. We have shown in several phase 2 studies that Ceflatonin is highly effective in these (and other) CML patients and our most recent clinical data announced in December 2005 demonstrated 100% complete haematological response in patients who had previously developed resistance to Gleevec and were then treated with Ceflatonin. These clinical programs are now entering registration-directed studies that should see us file for FDA registration in 2007.

The phase 2 clinical study of our second compound, Quinamed (amonafide dihydrochloride), at the Sarah Cannon Cancer Center in Nashville, Tennessee was expanded in September, 2005 to treat breast and ovarian cancer patients in addition to prostate cancer patients who have failed chemotherapy. This expansion will allow the company to select from the phase 2 results the most clinically attractive field for future trials.

The discovery platform, with operations in Geelong, Melbourne and San Antonio, has continued its excellent work, as seen by the publication of a manuscript in the leading international journal Nature Genetics concerning SEPS1 (formerly SelS). This publication attracted global attention to the company and has significantly increased our exposure in the U.S. and Europe. ChemGenex-funded scientists have continued to receive strong support from funding agencies, with two research grants from the Australian Research Council to progress ChemGenex-partnered research.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304

In the half year to December 31, 2005 the company was also strengthened by the appointment of Mr Patrick Burns and Mr Peter Bradfield to its Board of Directors.

The company will continue to pursue industry and equity partnership opportunities to support our ongoing programs. With a late-stage clinical pipeline of cancer therapeutics, numerous near-term clinical milestones, a strong discovery platform to provide an ongoing stream of new drug candidates and an experienced management team focused on milestones and shareholder value we believe that ChemGenex is entering an exciting stage in its development.

We look forward to sharing this excitement, and the value it creates with you.

Dr. Greg Collier

Managing Director

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Directors’ Report

Your directors submit their report for the half-year ended 31 December 2005.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Brett Heading BCom LLB (Hons) ASIA, Non-Executive Chairman

Dr Gregory Collier BSc (Hons) PhD, Chief Executive Officer & Managing Director

Mr Kevin Dart, Non-Executive Director

Mr Roger Byrne LLB, Non-Executive Director

Dr Elmar Schnee B.Com, M.Mktg, Non-Executive Director

Dr Dennis Brown BSc MA PhD, Executive Director

Mr Patrick Burns BA LLB (Hons), Non-Executive Director (appointed July 28, 2005)

Mr Peter Bradfield LLB, Non-Executive Director (appointed July 28, 2005)

REVIEW AND RESULTS OF OPERATIONS

A review and results of operations is contained in the Managing Directors Report and elsewhere throughout this Half Yearly Report. The financial result of the operations was a loss of $4,535,407 (2004: loss $3,165,067) after providing for income tax.

AUDITOR’S INDEPENDENCE DECLARATION

In accordance with section 307C of the Corporations Act 2001, we have obtained a declaration of independence from our auditors Ernst and Young, a copy of which is attached to this report.

Signed in accordance with a resolution of the directors.

Dr. G. Collier Managing Director Melbourne, March 9, 2006

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Condensed Income Statement

HALF-YEAR ENDED 31 DECEMBER 2005	Notes	CONSOLIDATED

		2005	2004
		$	$
REVENUES
Research revenue		1,498,875	1,653,718
Interest revenue		131,277	83,162
Exchange rate benefit		170	1,882
Patent reimbursement		153,758	-
TOTAL REVENUE		1,784,080	1,738,762

COSTS AND EXPENSES
Research and development expenditure		3,734,205	2,259,286
Administration costs		526,194	672,802
Employee costs		1,346,282	1,373,682
Scientific advisory board costs		45,758	64,063
Patent costs		269,020	191,468
Legal costs		45,883	57,710
Depreciation		137,175	134,490
Travel expenses		161,101	93,358
Accounting and audit costs		53,869	56,958
Borrowing costs		-	12
TOTAL EXPENSES		6,319,487	4,903,829
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(4,535,407)	(3,165,067)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(4,535,407)	(3,165,067)
NET LOSS		(4,535,407)	(3,165,067)
NET LOSS ATTRIBUTABLE TO MEMBERS OF CHEMGENEX PHARMACEUTICALS LIMITED		(4,535,407)	(3,165,067)

Basic loss per share (cents per share)		(3.95)	(3.20)
Diluted loss per share (cents per share)		(3.95)	(3.20)

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Condensed Balance Sheet

	Notes	CONSOLIDATED

		AS AT 31 DECEMBER 2005	AS AT 30 JUNE 2005
		$	$
CURRENT ASSETS
Cash assets		4,293,515	8,511,952
Receivables		76,466	381,527
Prepayments		111,865	163,373
TOTAL CURRENT ASSETS		4,481,846	9,056,852
NON-CURRENT ASSETS
Plant and equipment		458,546	587,022
Goodwill		16,931,750	16,931,750
TOTAL NON-CURRENT ASSETS		17,390,296	17,518,772
TOTAL ASSETS		21,872,142	26,575,624
CURRENT LIABILITIES
Payables		630,343	754,992
Provisions		147,380	119,351
Unearned revenue		84,415	465,833
TOTAL CURRENT LIABILITIES		862,138	1,340,176
TOTAL LIABILITIES		862,138	1,340,176
NET ASSETS		21,010,004	25,235,448
EQUITY
Contributed equity	4	84,592,891	84,592,891
Reserves		12,404,790	12,094,827
Retained losses		(75,987,677)	(71,452,270)
TOTAL EQUITY		21,010,004	25,235,448

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Condensed Cash Flow Statement

HALF-YEAR ENDED 31 DECEMBER 2005	Notes	CONSOLIDATED

		2005	2004
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Proceeds from research revenue		1,576,276	1,725,010
Payments to suppliers and employees		(5,917,291)	(5,227,376)
Interest received		131,227	83,162
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(4,209,738)	(3,419,204)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property plant and equipment		(8,699)	(4,782)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(8,699)	(4,782)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		-	6,095,660
NET CASH FLOWS FROM FINANCING ACTIVITIES		-	6,095,660
NET (DECREASE)/ INCREASE IN CASH HELD		(4,218,437)	2,671,674
Cash at beginning of financial year		8,511,952	941,785
CLOSING CASH CARRIED FORWARD		4,293,515	3,613,459

  CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Condensed Statement of Changes in Equity

			Reserves
		Issued	Capital	Asset	Option	Equity	Retained	Total
		Capital	Profits	Revaluation	Premium	Options	Earnings	Equity
		$	$	$	$	$	$	$
At July 1, 2004		70,257,383	648,540	150,447	10,866,878	6,857	(65,217,087)	16,713,018
Loss for six months to December 31, 2004							(3,165,067)	(3,165,067)
		70,257,383				6,857	(68,382,154	13,527,951
Issue of share capital	(i)	6,244,437						6,244,437
less cost of issue		(189,353)						(189,353)
Fees paid in lieu of cash	(ii)	40,576						40,576
Cost of option-based payments						283,053		283,053
At December 31, 2004		76,353,043	648,540	150,447	10,866,878	289,910	(68,382,154)	19,926,664
Loss for six months to June 30, 2005							(3,070,116)	(3,070,116)
		76,353,043	648,540	150,447	10,866,878	289,910	(71,452,270	16,856,548
Issue of share capital	(iii)	8,195,000						8,195,000
ESOP options exercised	(iv)	12,500						12,500
Fees paid in lieu of cash	(v)	32,348						32,348
Cost of option-based payments						139,052		139,052
At June 30, 2005		84,592,891	648,540	150,447	10,866,878	428,962	(71,452,270	25,235,448
Loss for six months to December 31, 2005							(4,535,407)	(4,535,407)
Cost of option-based payments						309,963		309,963
At December 31, 2005		84,592,891	648,540	150,447	10,866,878	738,925	(75,987,677)	21,010,004

(i)

On July 14, 2004, 13,009,244 ordinary shares were issued at 48 cents each raising $6,244,437 for working capital and further develop anti-cancer compounds in clinical trials. This issue was ratified by the Annual General Meeting of shareholders held on November 23, 2004.

(ii)

On November 23, 2004 after approval by shareholders at the annual General meeting, 84,535 ordinary shares at an issue price of $0.48 were issued to Topete Pty. Ltd. as consideration for services provided in regard to the capital raising on July 14, 2004.

(iii)

On January 24, 2005, 14,900,000 ordinary shares were issued at 55 cents each raising $8,195,000 to expedite the continued clinical trials. No direct costs were incurred in relation to this issue. This issue was ratified by the Annual General Meeting of shareholders held on November 16, 2005.

(iv)	On February 14, 2005, 25,000 ordinary shares were issued at 50 cents raising $12,500 upon the exercise of 25,000 options previously issued under the Employee Share Option Plan (ESOP).
(v)

On February 21, 2005, 50,543, ordinary shares at $0.64 cents each were issued to the University of Texas MD Anderson Cancer Center in accordance with a Patent and Technology License Agreement to support clinical trials. This issue was ratified by the Annual General Meeting of Shareholders held on November 16, 2005.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

31 DECEMBER 2005

1.	BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of ChemGenex Pharmaceuticals Limited as at 30 June 2005, which was prepared based on the Australian Accounting Standards applicable before January 1, 2005 (‘AGAAP”).

It is also recommended that the half-year financial report be considered together with any public announcements made by ChemGenex Pharmaceuticals Limited and its controlled entities during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a)	Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

The half-year financial report has been prepared in accordance with the historical cost convention.

For the purposes of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b)	Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (‘IFRS’). This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended December 31, 2004 and full year ended June 30, 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(c) below.

Reconciliations of:

-AIFRS equity as at July1, 2004, December 31, 2004 and June 30, 2005; and

-AIFRS profit for the half-year ended December 31, 2004 and full year June 30, 2005,

to the balances reported in the December 31, 2004 half-year report and June 30, 2005 full-year financial report prepared under AGAAP are detailed in Note 1(e) below.

(c)	Summary of significant accounting policies
(i)	Basis of consolidation

The consolidated financial statements comprise the financial statements of ChemGenex Pharmaceuticals Limited and its subsidiaries (‘the Group’).

Information from the financial statements of controlled entities is included from the date the Parent Entity obtains control until such time as control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the Parent Entity has control.

When controlled entities have adopted accounting policies or reporting periods that differ to the Company, adjustments and or interim accounts are used to bring those financial statements substantially into line with the Company.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

(ii)	Acquisitions

Controlled entity acquisitions are accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

(iii)	Foreign currencies

Both the functional and presentation currency of ChemGenex Pharmaceuticals Limited and its Australian subsidiary Autogen Research Pty Ltd is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date the fair value was determined.

The functional currency of the overseas subsidiary ChemGenex Pharmaceuticals Inc. is United States dollars (US$)

As at the reporting date the assets and liabilities of the overseas subsidiary are translated into the presentation currency at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognised in the income statement.

(iv)	Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss.

Depreciation

Depreciation is provided on a straight-line basis on all plant and equipment over the following estimated useful lives:

- research equipment	5-7 years
- office equipment	3-13 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any impairment exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to that asset.

Impairment losses are recognised in the income statement in the period the impairment is identified.

An item of plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(v)	Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purposes of the Consolidated Statements of Cash Flows, cash includes cash and cash equivalents as defined above, net of outstanding bank overdrafts.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

(vi)	Receivables

Receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written-off when incurred.

(vii)	Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the fair value of identifiable assets, liabilities and contingent assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, which are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
•	is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with AASB 114 Segment reporting.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(viii)	Research and development costs

Research and development costs are expensed as incurred.

(ix)	Borrowing costs

Borrowing costs are recognised as an expense when incurred.

(x)	Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and other employee entitlements expected to be settled within twelve months of the reporting date are measured based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of the future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

(xi)	Revenue recognition

a) Research revenue

Contracts which do not specify milestone payments-

Revenue under research collaboration agreements which do not specify milestone payments are recognised as earned on a straight-line basis over the life of the respective agreement as this reflects the level of effort required over the performance period. These agreements are performed on a “best efforts” basis with no guarantees of either technical or commercial success. Project funding received in advance of the period in which the associated research efforts are performed is included in deferred revenue.

Contracts which specify milestone payments

Revenues from milestone payments related to research collaboration agreements under which the Company has no continuing performance obligations are recognised upon achievement of the related milestone, which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the Company has continuing performance obligations are recognised as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable, substantive effort is involved in achieving the milestone, and the amount of the milestone is reasonable in relation to the effort expended or the risk involved with the achievement of the milestone. If any of these conditions are not met, revenue from the milestone payment is deferred and recognised only when the collaborating party confirms that the performance obligations have been met.

b) Interest

Interest income is recognised as interest accrues using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instruments to the net carrying amount of the financial asset.

c) Patent reimbursement

Patent reimbursement comprises amounts received in accordance with partnership agreements for patent costs incurred by the Company in conjunction with specified research projects. The revenue is recognised when the reimbursable expense is incurred and approved in accordance with the agreement.

(xii)	Income taxes

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets have not been recognised as it is not considered probable that taxable profit will be available against which deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

(xiii)	Other taxes

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

•

where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Consolidated Statements of Financial Position.

Cash flows are included in the Consolidated Statements of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

(xiv)	Payables

Liabilities for trade creditors and other amounts are carried at cost which is fair value of the consideration to be paid in the future for goods and services, whether or not billed to the company.

(xv)	Share-based payment transactions

The group may provide benefits to employees (including directors) , consultants and suppliers of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity –settled transactions’). These benefits may be provided under the Employee Share Option Plan (‘ESOP’) or by issues approved at General Meetings of Shareholders.

The cost of equity-settled transactions is measured by reference to the fair value at the date at which they are granted. The fair value is determined using the Black Scholes option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of ChemGenex Pharmaceuticals Limited (‘market conditions’).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the recipients become entitled to the award (‘vesting date’).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired, and
(ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest.

This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(d)	AASB 1 Transitional exemptions

The Group has made its election in relation to transitional exemptions allowed by AASB 1 ‘First-time Adoption of Australian Equivalents to International financial Reporting Standards’ as follows:

Business combinations

AASB 3 ‘Business Combinations’ was not applied retrospectively to past business combinations (i.e. business combinations that occurred before July 1, 2004, the date of transition to AIFRS).

Share-based payment transactions

AASB 2 ‘Share-Based Payments’ is applied only to equity instruments granted after November 7, 2002 that had not vested on or before January 1, 2005.

Accounting Policies, changes in accounting estimates and errors

Under AASB 108 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ the ‘Adjustment to carrying cost of goodwill’ of $1,967,937 which appeared in AGAAP Statement of Financial Performance for the year ended June 30, 2005 is reflected in the transition accounts as at July 1, 2004.

At July 1, 2004 (transaction date) this would increase Net Assets or Total Equity for the Group by $1,967,937. At June 30, 2005 there would be no change to cumulative Net Assets and Total Equity for the Group.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

(e)	Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before January 1, 2005 (‘AGAAP’) are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	Consolidated
	June 30, 2005	December 31, 2004	July 1, 2004

Total equity under AGAAP	24,387,320	19,502,600	14,745,081

Adjustments to equity-
Write-back of goodwill-amortisation (A)	848,128	424,064
Adjustment to carrying cost of goodwill (B)			1,967,937

Total equity under AIFRS	25,235,448	19,926,664	16,713,018

(A)	Goodwill is not amortised under AASB 3 ‘Business Combinations’, but was amortised under AGAAP
(B)	‘Adjustment to carrying cost of goodwill’ is reflected at July 1, 2004 under AASB 108 ‘Accounting policies, Changes in Accounting errors and Estimates’ but was recognized at June 30, 2005 under AGAAP.

(ii) Reconciliation of loss after tax under AGAAP to that under AIFRS

	Consolidated
	Year ended	Half year ended
	June 30, 2005	December 31, 2004
Loss after tax as previously reported	(4,693,269)	(1,338,141)

Write-back of goodwill-amortisation (A)	848,128	424,064
Adjustment to carrying cost of goodwill (B)	(1,967,937)	(1,967,937)
Recognition of share-based payment expense (C)	(422,105)	(283,053)

Loss after tax under AIFRS	(6,235,183)	(3,165,067)

(A)	Goodwill is not amortised under AASB 3 ‘Business Combinations’, but was amortised under AGAAP
(B)	‘Adjustment to carrying cost of goodwill’ is reflected at July 1, 2004 under AASB 108 ‘Accounting policies, Changes in Accounting errors and Estimates’ but was recognized at June 30, 2005 under AGAAP.
(C)	Share-based payment costs are charged to the income statement under AASB 2 ‘Share-Based Payments’, but not under AGAAP

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

(f)	Loss per share

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares, outstanding during the period.

The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

31 DECEMBER 2005	Notes	CONSOLIDATED
		2005	2004
		$	$
2. PROFIT FROM ORDINARY ACTIVITIES
(a) Specific Items
Profit from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:
(i) Revenues from ordinary activities
Revenue from research grants		1,498,875	1,653,718
Patent reimbursement		131,277	-
Interest		153,758	83,162

(ii) Expenses
Research and development expenditure		(3,734,205)	(2,259,286)
Employee costs		(1,346,282)	(1,373,682)
Patent costs		(269,020)	(191,468)
Travel expenses		(161,101)	(93,358)

3.	DIVIDENDS PAID AND PROPOSED

No dividends have been paid or proposed during the six months ended December 31, 2005. (2004: Nil).

4. ISSUED CAPITAL
	December 31, 2005	June 30, 2005
Number of ordinary shares, Issued and fully paid	114,797,616	114,797,616

Value of ordinary shares, issued and fully paid	84,592,891	84,592,891

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

5.	SEGMENT INFORMATION

The economic entity performs biotechnology research.

Following the acquisition of ChemGenex Therapeutics Inc. in June 2004 the economic entity’s operations have been conducted in Australia and the United States of America.

Based on operating losses for the six months to December 31, 2005, the United States of America represented 53% of the consolidated operations for that period.

	Segment Revenues		Segment Losses		Segment Assets
	December 2005	December 2004	December 2005	December 2004	December 2005	June 2005
Australia	1,784,051	1,736,853	(2,150,452)	(2,239,577)	21,544,740	25,486,176
United States of America	29	27	(2,384,955)	(925,490)	327,402	241,320

Total	1,784,080	1,736,880	(4,535,407)	(3,165,067)	21,872,142	25,727,496

6.	CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets.

7.	SUBSEQUENT EVENTS

No subsequent events have occurred between December 31, 2005 and the date of this report.

CHEMGENEX PHARMACEUTICALS LIMITED-HALF-YEAR REPORT

Notes to the Half-Year Financial Statements

DECLARATION

In accordance with a resolution of the directors of ChemGenex Pharmaceuticals Limited, I state that:

In the opinion of the directors:

(a)	the financial statements and notes of the consolidated entity:

(i)	give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)	comply with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable

On behalf of the Board

Dr. G. Collier Managing Director Melbourne, March 9, 2006

Independent review report to members of ChemGenex Pharmaceuticals Ltd

Scope

The financial report and directors’ responsibility

The financial report comprises the condensed balance sheet, condensed income statement, condensed cash flow statement, condensed statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both ChemGenex Pharmaceuticals Ltd (the company) and the entities it controlled during the six month period ended 31 December 2005, and the directors’ declaration for the company, for the six month period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration.

Liability limited by a scheme approved under
Professional Standards Legislation

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising ChemGenex Pharmaceuticals Ltd and the entities it controlled during the six month period ended 31 December 2005 is not in accordance with:

(a)	the Corporations Act 2001, including:
(i)	giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the six month period ended on that date; and
(ii)	complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.

Ernst & Young

David McGregor

Partner

Melbourne

9 March 2006

Auditor’s Independence Declaration to the Directors of

ChemGenex Pharmaceuticals Ltd

In relation to our audit of the financial report of ChemGenex Pharmaceuticals Ltd for the year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

D R McGregor	Ernst & Young

Partner

Melbourne

9 March 2006

Liability limited by a scheme approved under
Professional Standards Litigation.